Filed Pursuant to Rule 424(b)(3)
Registration No. 333-288328

PROSPECTUS SUPPLEMENT NO. 3

(to Prospectus dated December 2, 2025)

NAMIB MINERALS

PROSPECTUS FOR
Up to 87,548,686 Ordinary Shares

Up to 18,576,712 Ordinary Shares Issuable Upon Exercise of Warrants

Up to 7,212,394 Warrants to Purchase Ordinary Shares

This Prospectus Supplement No. 3 (this “Supplement”) updates and supplements the prospectus dated December 2, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (File No. 333-288328) (as amended, the “Registration Statement”), related to (i) the offer and resale from time to time by the Selling Securityholders of up to (a) 87,548,686 Ordinary Shares (including 7,212,394 Ordinary Shares issuable upon the exercise of the Sponsor Warrants), and (b) 7,212,394 Sponsor Warrants, and (ii) the issuance by us of up to 18,576,712 Ordinary Shares upon exercise of the Warrants. Capitalized terms used in this Supplement and not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

The purpose of this Supplement is to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K which was submitted to the U.S. Securities and Exchange Commission (the “SEC”) on February 6, 2026 and is included immediately following the cover page of this Supplement. This Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and information in this Supplement from time to time by filing amendments to the Registration Statement or other supplements to the Prospectus, as required. You should read the entire Prospectus, this Supplement, any amendments to the Registration Statement, or subsequent supplements to the Prospectus (to the extent information therein is not superseded by more up to date information in subsequent supplements or amendments to the Prospectus) carefully before you make your investment decision.

Our Ordinary Shares are listed on the Nasdaq Global Market under the symbol “NAMM,” and our Warrants are listed on the Nasdaq Capital Market under the symbol “NAMMW.” On February 5, 2026, the closing trading prices of our Ordinary Shares and Warrants were $3.05 and $0.2005, respectively.

YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 9 OF THE PROSPECTUS.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THE PROSPECTUS, AS SUPPLEMENTED BY THIS SUPPLEMENT, IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Supplement is February 6, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42685

Namib Minerals

(Translation of registrant’s name into English)

71 Fort Street, PO Box 500,

Grand Cayman, Cayman Islands, KY1-1106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Facility Agreement

Bulawayo Mining Company (Private) Limited (the “How Mining Company”), a wholly owned subsidiary of Namib Minerals (the “Company”), entered into a Facility Agreement (the “Facility Agreement”) with African Banking Corporation of Zimbabwe Limited (“ABC Bank”) in October 2025 which provides for the Company’s existing Term Loan with ABC Bank with an outstanding balance of $3,453,186 (the “Existing Term Loan Facility”) to be carried over to the Facility Agreement with a maturity of March 31, 2028 and the creation of three new facilities: (i) a $2.5 million term loan facility (the “New Term Loan Facility”), (ii) a $1.0 million overdraft facility (the “Overdraft Facility”), and (iii) a $1.5 million promissory notes facility (“Note Facility” and, together the Existing Term Loan Facility, the New Term Loan Facility, and the Overdraft Facility, the “Facilities”). The New Term Loan Facility has a maturity of twenty-four (24) months from the date of drawndown, the Overdraft Facility is available until July 31, 2026, and the Note Facility has a maturity of twelve (12) months from the date of drawdown. The Company entered into a Limited Guarantee (the “Guaranty”) guaranteeing up to $8,453,186.11 of the How Mining Company’s obligations under the Facility Agreement. The purpose of the Facilities is to finance capital expenditures and working capital requirements.

The Facility Agreement provides for restrictive covenants, including limitations on additional debt, the maintenance of a debt service cover ratio, and limitations on certain liens. The interest rate on outstanding borrowings under the Facility Agreement is based on the base lending rate quoted by ABC Bank. The Facility Agreement is secured by a $15 million deed of hypothecation over the mining lease of the How Mining Company and a lien over certain plant and equipment with a cession of insurance over such assets. As of December 31, 2025, approximately $3.8 million was outstanding under the Existing Term Loan Facility and $1.0 million was outstanding under the Overdraft Facility.

The foregoing description of the Facility Agreement and the Guaranty do not purport to be complete and is qualified in their entirety by reference to the Facility Agreement and the Guaranty, copies of which are included as Exhibits 10.1 and 10.2, respectively, to this Report.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Facility Agreement
10.2	Guaranty

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAMIB MINERALS

By:	/s/ Ibrahima Tall
Name:	Ibrahima Tall
Title:	Chief Executive Officer

Date: February 6, 2026

2

Exhibit 10.1

15 October 2025

PRIVATE & CONFIDENTIAL

The Directors

Bulawayo Mining Company (Private) Limited

Old Esigodini/Old Tuli Road

BULAWAYO

ATTENTION: MR. KIMBTON CHIOTA

Dear Sir,

FACILITY NO. A207755: USD8,453,000 (UNITED STATES DOLLARS EIGHT MILLION FOUR HUNDRED AND FIFTY-THREE THOUSAND ONLY)

We have pleasure in offering to you the above-mentioned facility on the terms and conditions indicated herein. African Banking Corporation of Zimbabwe Limited (BancABC) will hereinafter be referred to as “the Bank” (which expression shall where the context so admits, include its successors in title and assigns) and BULAWAYO MINING COMPANY (PRIVATE) LIMITED will hereinafter be referred to as “the Borrower” (which expression shall where the context so admits include its successors in title and assignees).

This offer will be capable of acceptance by the Borrower within 14 days of date hereof, failing which it shall lapse and no longer be capable of acceptance. Any reinstatement of the offer will be at the sole and absolute discretion of the Bank, which shall be entitled to impose such further terms and conditions it deems fit.

This offer is to be accepted by the Borrower by signature hereof by an authorised signatory and delivery of the documents as set forth in clause 25 hereof. The agreement that shall be brought about as between the Bank and the Borrower pursuant to an acceptance of this offer by the Borrower is hereinafter referred to as “the Agreement”.

1.	Type of Facility

Global Facility.

2.	Purpose

To finance capital expenditure and working capital requirements.

BancABC Head Office

1 Endeavour Crescent, Mount Pleasant Business Park. Mount Pleasant, P O Box2786, Harare, Zimbabwe

t: +263 08677008666, (024) 2369260-99, 2338000-20, 2369700-18, 2369460-69 f: +263 (024) 2369932

www.bancabc.co.zw

Directors: N. Nyagura (Interim Chairman), T. Munaiwa (Managing Director) *, E. N. Mungoni (Finance Director)*, B. Nkomo, T. Mutarisi,

M.R. Davis, F. King, P. M. Shuro, A. P. Lane-Mitchell, M. M. Chigunduru

*Executive

BancABC is a brand name for African Banking Corporation of Zimbabwe Limited (A Registered Commercial Bank)

3.	Amount

3.1	The amount outstanding under the Facility from any cause arising (as contemplated in Clause 3.2) shall not exceed USD8,453,000 (United States Dollars Eight Million Four Hundred And Fifty-Three Thousand Only) hereinafter referred to as “the Facility Amount” and shall be split as follows;

3.1.1	Term Loan Facility for USD2,500,000 (United States Dollars Two Million Five Hundred Thousand Only);

3.1.2	Overdraft Facility for USD1,000,000 (United States Dollars One Million Only);

3.1.3	Promissory Notes Facility for USD1,500,000 (United States Dollars One Million Five Hundred Thousand Only);

3.1.4	Term Loan Facility (Existing) for USD3,453,186 (United States Dollars Three Million Four Hundred and Fifty-Three Thousand One Hundred and Eighty-Six Only).

3.2	It is understood that the amount outstanding to the debit of the Borrower’s cash advance account, the amount of bills outstanding drawn and accepted, the amount of documentary letters of credit including guarantees established on the Borrower’s behalf under this Agreement together with interest accrued, discount charges and other fees due to the Bank and unpaid at any time shall be aggregated to calculate the amount outstanding hereunder from time to time, and that aggregate shall not exceed the Facility Amount.

3.3	Nothing contained herein shall preclude the Bank from advancing a sum in excess of the Facility Amount and recovering the same in the event of default.

4.	Period

The Facility Amount shall be made available until the following period;

4.1.1	The Term Loan Facility for USD2,500,000 (United States Dollars Two Million Five Hundred Thousand Only) shall be available over a period of twenty-four (24) months from the date of drawdown;

4.1.2	The Overdraft Facility for USD1,000,000 (United States Dollars One Million Only) shall be available until 31 July 2026;

4.1.3	The Promissory Notes Facility for USD1,500,000 (United States Dollars One Million Five Hundred Thousand Only) shall be available over twelve (12) Months from the date of drawdown;

4.1.4	The Term Loan Facility (Existing) for USD3,453,186 (United States Dollars Three Million Four Hundred and Fifty-Three Thousand One Hundred and Eighty-Six Only) shall be available until 31 March 2028.

4.2	Any sum of the Facility Amount not drawn down or utilised after facility Period shall no longer be available to the Borrower, and the Bank shall be exonerated from any liability to make such sum available to the Borrower.

5.	Available By:

5.1	Overdraft, Term Loans

Amounts will, by arrangement, be advanced to the Borrower from time to time from the Borrower’s current account to enable it to meet working capital requirements.

5.2	Call Loans

Subject to conducive market conditions, and at the sole discretion of the Bank, amounts may, by written arrangement, be advanced to the Borrower from time to time for short term periods of up to sixty (60) days to assist the Borrower in financing their short-term working capital requirements.

5.3	Acceptance Credit

The Borrower’s bills on the Bank at up to sixty (60) days’ sight, which bills must bear the clause “Drawn under Facility No. A207755 shall be capable of acceptance by the Bank.

6.	Charges

6.1	Overdraft, Term Loans, Call loans

6.1.1	The rate of interest payable by the Borrower on the overdraft and term loans portion of the facility in USD shall be equal to the base lending rate quoted by African Banking Corporation of Zimbabwe Limited to their corporate customers from time to time (which currently stands at 15% per annum) minus a margin of 2% per annum, calculated on the daily balance outstanding to the debit of the Borrower’s current account, which interest will be payable to the Bank monthly in arrears.

The rate of interest payable by the Borrower on the call loans portion of the facility shall be determined by the Bank, in its sole and absolute discretion, for any reason, at any time, as determined by the market, at the time of drawdown.

If such interest is not paid on due date, the interest will be capitalised by the Bank and added to the then daily balance outstanding to the debit of the Borrower’s current account and itself be subject to interest in terms of this sub-clause 6.1.1.

6.1.2	The Borrower agrees that the Bank shall have the right, in its sole and absolute discretion, for any reason, at any time, to increase the rate of interest or change the basis of quoting such rate during the currency of this Agreement. Any change in the interest rate will be advised to the Borrower in writing and will form an integral part of this Agreement. The Borrower will have the right to repay the amounts outstanding, together with interest accrued to the date of repayment, in the event that the Borrower does not consent to the change of the interest rates.

6.1.3	All interest on the balance outstanding to the debit of the Borrower’s current account will, at the Bank’s option, be repayable to the Bank immediately (upon demand) after the Bank notifies the Borrower in writing that it requires payment.

6.2	An arrangement fees of 1% of the facility amount shall be charged on facilities stated under clauses 4.1.1, 4.1.2 and 4.1.3.

7.	Excesses

Any amount of liability of the Borrower to the Bank arising from any of the facilities contemplated herein, calculated in terms of clause 6.1.3 which exceeds the Facility Amount, shall be transferred to a Current Account in the name of the Borrower, and the balance standing to the debit of the Borrower in that account will attract interest at a penalty interest of 3% per annum above the rates stipulated in sub-clauses 6.1.1 or as amended pursuant to notice issued in terms of sub-clauses 6.1.2.

8.	Security

8.1	As a condition precedent for any drawdown, advance, or facility under this Agreement comprising part of the Facility Amount and any liability in excess thereof (as envisaged in clause 7) and hence the obligation of the Bank to provide any aspect of this facility to the Borrower, shall be conditional upon the Borrower executing, and where required in terms of law for enforcement, registering, as security for the due performance by the Borrower of its obligations and the payment of any indebtedness due by it to the Bank in terms hereof, the following:

8.1.1	Moveable Assets (Plant & Equipment) worth USD4,080,555 (United States Dollars Four Million and Eighty Thousand Five Hundred and Fifty-Five Only) which shall be specified in a Security Agreement and perfected by way of registration of a notice of security interest at the Collateral Registry in terms of the Movable Property Security Interest Act [Chapter 14:35];

8.1.2	Deed of Hypothecation of USD15 million (United States Dollars Fifteen Million Only) over Bulawayo Mining Company (Private) Limited Lease No.28;

8.1.3	Limited guarantee from Namib Minerals Limited for USD8,453,186.11 (United States Dollars Eight Million and Four Hundred and Fifty Three Thousand One Hundred and Eighty-Six and Eleven Cents Only);

8.1.4	Cession of insurance over the moveable assets taken as security.

Any assets availed as security shall be comprehensively insured by the Borrower at all times and the Bank’s interest shall be noted in the insurance policy. The Borrower shall maintain sufficient funds in its account to cover insurance payments as and when premiums fall due. The Borrower irrevocably authorises the Bank to debit its account and to pay insurance premiums on its behalf. In the event that the account is insufficiently funded, the Borrower irrevocably authorises the Bank, at its sole discretion to either create an overdraft on the Borrower’s account or to top up the loan facility amount with the premium amount, without amending the facility letter. The Borrower undertakes to settle any overdraft within 7 days.

The Borrower consents to the Bank creating security interests in the Collateral Registry as well as sharing information on such registration with the Collateral Registry of the Reserve Bank of Zimbabwe or any other institution as required by the law

9.	Default

9.1	Should:

9.1.1	the Borrower fail to make payment by the due date of any amount due to the Bank by the Borrower in terms of this Agreement on the due date; or

9.1.2	the Borrower become insolvent, or be provisionally or finally liquidated, or provisionally or finally wound up, or be unable to pay its debts as they become due, or be placed under provisional or final judicial management or enter into a scheme of arrangement with its creditors generally or pass a resolution for its winding up, or should the Borrower commit any act of insolvency or enter into any compromise with its creditors generally or make default in the performance of any undertaking, term or condition of this Agreement; or

9.1.3	any representation or warranty given or made by the Borrower under this Agreement or any security be or become incorrect or misleading; or

9.1.4	the Borrower cease or threaten to cease to carry on its business or operations, or sell or transfer or otherwise dispose of the whole or a substantial part of its undertaking or assets, whether by a single transaction or a number of transactions, without the prior written consent of the Bank; or

9.1.5	there occur in the opinion of the Bank, any material change in the business or financial stature of the Borrower which may affect its ability to comply with its obligations under this Agreement or the basis on which the Bank has agreed to provide the facilities; or

9.1.6	the Borrower not be capable of providing the Bank with the assurance of repayment which it then requires; or

9.1.7	the Borrower act in any way which, in the reasonable opinion of the Bank, may have a material adverse effect on the Borrower’s ability to perform its obligations under this Agreement; or

9.1.8	any change occur in senior management or effective ownership or control of the Borrower, without the prior written consent of the Bank;

9.1.9	the Borrower breach any of the covenants in clause 11, “the Covenants”, and fail to remedy the breach within ninety (90) days of receiving notice to remedy such a breach, if capable of being remedied;

9.1.10	the Borrower fail to provide the security items stated in clause 8 “Security”.

then in any such event, the Bank shall be entitled, without notice, to demand payment forthwith of sums required to cover the Borrower’s liabilities to the Bank hereunder, whether or not such liabilities are immediately payable and due and, in addition, decline to afford the Borrower any further facilities hereunder, and the Bank shall be released from any obligation toward the Borrower in terms hereof.

9.2	In the event that any amount which is the subject of demand made under 9.1 is not paid within seven (7) days of such demand, any outstanding monies shall be transferred to a default account, which will attract interest at a penalty interest rate of 3% per annum above the rates stipulated in sub-clauses 6.1.1 or as amended pursuant to notice issued in terms of sub-clauses 6.1.2.

9.3	Application of Repayments

Payments received from the Borrower by the Bank will be applied in the following order:

9.3.1	Firstly, to settle default interest, if any;

9.3.2	Secondly, to settle current interest;

9.3.3	Thirdly, to reduce or extinguish capital indebtedness; and

9.3.4	Lastly, to settle legal costs, if any.

10.	Negative Covenants

The Borrower hereby undertakes that, for so long as any amount is owing by the Borrower to the Bank in terms hereof, without the Bank’s prior written consent (which consent shall not be unreasonably withheld), the Borrower shall not:-

10.1	give any guarantee, create any pledge or charge or hypothecation over any of its assets;

10.2	negotiate any borrowing facilities in addition to those presently available to it;

10.3	assign, sell or transfer, lease or otherwise dispose (and in any case otherwise than for full consideration in ordinary course of trading) of all or any substantial part of its assets, business, or other property (whether by

10.4	one transaction or by a series of transactions whether related or not);

10.5	use the proceeds of any facility under this Agreement to assist in a venture or project which involves or may in any way be linked or be construed to be linked to an illegal activity including but not limited to drug trafficking, money laundering, the sale of liquor, the sale of arms and weapons of war, and terrorist activity;

10.6	stand surety for, or guarantee, or underwrite the debts and liabilities of any third party;

10.7	issue out any debt instrument or preference share;

10.8	declare or pay any dividend while any amount which is due and payable by the Borrower to the Bank in terms hereof, remains outstanding.

11.	Covenants

The Borrower hereby undertakes and covenants to the Bank that, for so long as any amount is outstanding by the Borrower to the Bank in terms hereof, it shall:

11.1	provide the Bank with quarterly management accounts to the Bank within thirty (30) days after every quarter;

11.2	provide the Bank with annual audited accounts within ninety (90) days after each year end;

11.3	deposit both USD and ZWG to the Bank with a minimum of USD4,000,000 (United States Dollars Four Million Only) per month through the Bank of which USD3,000,000 (United States Dollars Three Million Only) is expected in United States Dollars, failure by the Borrower to comply with this clause shall result in the Bank applying a penalty interest rate margin of 3% per annum above the stipulated interest rate stated in clause 6.1;

11.4	provide such other returns and information as the Bank may reasonably request;

11.5	notify the Bank of any proposed change in senior management of the Borrower;

11.6	notify the Bank of any proposed change in effective ownership or control of the Borrower;

11.7	send, or ensure that there is sent to the Bank as soon, as the same is instituted/ or when it comes to the knowledge of the Borrower, details of any litigation, arbitration or administrative proceedings against the Borrower or of any dispute with any governmental regulatory body or law enforcement authority, or of any labour dispute or of any other event or other proceeding against it or involving it;

11.8	notify the Bank as soon as it becomes aware of any circumstance or breach of the terms of any licence under which the Borrower carries on business, which may result in the revocation of or refusal to renew any such licence;

11.9	notify the Bank as soon as it becomes aware of any circumstance or breach by it of any terms of compliance of any permission or authority which may result in a revocation of that permission or authority or a refusal to renew such permission or authority, which may have a material effect on the business of the Borrower and/or its ability to honour the obligations placed upon it in terms of this Agreement;

11.10	forthwith upon becoming aware of the same, inform the Bank of the occurrence of any event likely to prejudice its ability to repay and/or comply with its obligations hereunder and/or any security becoming invalid or unenforceable in any respect;

11.11	conduct its business and operations in compliance with all laws, regulations, permissions and authorities applicable to it;

11.12	keep books and records in respect of all of its businesses and affairs in accordance with generally accepted accounting principles and practices;

11.13	cause its affairs to be audited, by an appropriately qualified auditor, whose name shall be advised to the Bank, in accordance with International Accounting Standards;

11.14	notify the Bank of any qualification or negative report made by any auditor in the process of such audit;

11.15	grant to the Bank or its duly authorised representatives, upon reasonable notice and at reasonable time, access to all the books and records and affairs of the Borrower and its subsidiaries, for the purpose of the Bank satisfying itself as to compliance by the Borrower of the terms of this Agreement and the continued capability of the Borrower to honour the obligations and liabilities placed upon it by the terms hereof;

11.16	I maintain for so long as any monies are owing to the Bank in terms hereof, a total Debt Service cover ratio being the ratio of Cashflow Before Finance Costs of the Borrower to Debt Service of not less than 1.2:1 where:

(i)	Cashflow Before Finance Costs in respect of any period means Profit Before Interest and Tax for that period derived by:

(a)	adding back an amount equal to any depreciation and amortisation of goodwill and knowhow charged during such period to the extent that it was deducted in calculating profit before income tax;

(b)	by deducting any increase in Working Capital or adding back any decrease in Working Capital;

(c)	by deducting amounts paid in respect of capital expenditure and expenditure on investing activity;

(d)	by deducting payments made during the period in question in respect of a capital element of all credit sale per conditional sale agreements or hire purchase agreements to the extent not already covered in Working Capital;

(e)	by deducting an amount paid in cash in respect of corporate tax including amounts paid in respect of withholding tax in respect of dividends and amounts paid in respect of additional corporate tax with the set-off if any of the withholding tax paid in respect of dividends, proposed for the period;

(f)	by deducting exceptional costs to the extent that same were added back in calculating profit before income tax; and

(ii)	“Debt Service” means, in respect of any period, the aggregate of

(a)	interest, commission, guarantee fees and commitment fees relating to the Facility, which is the subject of this letter, which have accrued to the date of calculation whether or not then due and payable;

(b)	interest accrued on any other borrowings of the Borrower and the interest element of hire purchase agreements and finance leases which have accrued to the date of calculation whether or not then due and payable;

(c)	the consideration given by the Borrower, during that period, whether by way of discount or otherwise, in connection with finance for the Borrower or its subsidiaries by way of acceptance credit, bill discounting, debt factoring or any other like arrangement;

(d)	repayment of the Facility provided by the Bank in terms of this letter, and falling due during that period; and where

(iii)	Profit Before Interest and Tax, in respect of any period, means the consolidated profits of the Borrower for that period, before the deduction of interest and corporate income tax on the overall income of the Borrower payable in respect of that period, and to which the relevant profit and loss accounts relate but:

(a)	excluding any gain or loss which would be regarded as an extraordinary item in terms of the International Accounting Standards;

(b)	excluding interest of whatever nature received by the Borrower or any of its subsidiaries;

(c)	adding back any debits arising as a result of amortisation of goodwill or of know-how;

(d)	deducting any profit arising out of a release of opening balance sheet provisions for liabilities and charges other than in the normal course of business and in accordance with the accounting required by application of the terms of the International Accounting Standards;

(e)	excluding any share of the profits of associated companies which are not wholly owned by the Borrower, except for dividends actually received by the Borrower;

(f)	excluding any losses suffered by associated companies, save to the extent that such losses or any part of the same are funded by the Borrower or its Subsidiaries;

(g)	reversing any adjustments required to be made in terms of the International Accounting Standards, IAS 32;

(h)	excluding any profits resulting from the disposal of capital assets, businesses or shares; and where

(iv)	“Working Capital” means cash, current trade and other debtors in respect of operating items, prepayments and stock, less current trade and other creditors and other short-term liabilities including interest accrued, capital expenditure creditors and restructuring provisions and any other provisions to the extent that they have not been charged against PBIT (but excluding borrowings, dividends and tax liabilities and management fees).

12.	Penalties

12.1	Should the Borrower breach any of the covenants in clause 11, “the Covenants”, and fail to remedy the breach within sixty (60) days of receiving notice to remedy such a breach, if capable of being remedied, the Borrower acknowledges that the Bank shall implement a penalty interest 3% per annum above the rates stipulated in sub-clauses 6.1.1 or as amended pursuant to notice issued in terms of sub-clauses 6.1.2

12.2	Payment in terms of the above clause 12.1 shall be due from the Borrower to the Bank without further demand from the Bank.

13.	Warranties

The Borrower gives and makes to the Bank the warranties set out herein:

13.1	it is duly incorporated and validly existing under the laws of Zimbabwe holding all requisite statutes and other consents and licences to enable it to carry on business in Zimbabwe;

13.2	the acceptance and performance of its obligations herein are within its corporate powers and have been duly authorised by all necessary corporate or other action, and all necessary licences, consents, permissions and authorities to enable the Borrower to enter into this Agreement and perform its obligations under the terms hereof have been obtained;

13.3	the entry into this Agreement and the execution and the registration of the securities set forth in clause 8 by the Borrower do not contravene any law or contractual obligation, binding upon the Borrower;

13.4	this Agreement and the securities constitute legal, valid and binding obligations of the Borrower enforceable against it in accordance with the terms and obligations herein;

13.5	all information (whether written or oral) provided by the Borrower to the Bank in connection with its affairs, business and this Agreement and whether provided before or after the date of this Agreement is true and accurate in all material respects and is not misleading (whether as a result of the omission or otherwise) in particular, but without prejudice to the generality of the foregoing, the Borrower is not in breach of any of the terms, covenants, conditions and provisions of or in default under, and has not done or omitted to do anything which with the giving of notice and/or lapse of time might constitute a default under any law, decree, regulation or similar enactment or any deed or trust, agreement or other instrument, arrangement, obligation or duty to which it is a party or is subject or by which it or any of its assets is bound, and which breach or a default or notice might have a material adverse effect on the business, assets or prospects of the Borrower.

14.	General

14.1	Any and all payments made to the Bank hereunder shall be made tax free and clear of and without deductions for any imposts including present or future taxes, levies, deductions, charges or withholdings, and all liabilities with respect thereto. If the Borrower shall be required by law to deduct any taxes from or in respect of any sum payable hereunder, the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this clause) the Bank shall receive an amount equal to the sum it would have received had no such deduction been made.

14.2	In the event of the Bank taking any proceedings to recover any amount due to it, the amount due to it shall be determined and proved by a certificate signed by any Director or General Manager of the Bank (whose authority and position it shall not be necessary to prove) and such certificate shall be prima facie proof of the amount due by the Borrower for the purposes of default judgment provisional sentence or summary judgment and the onus shall be on the Borrower to disprove the accuracy of such certificate.

14.3	All costs and other charges necessarily incurred by the Bank and arising out of, the recovery of any amount due under this Agreement, including legal charges on a legal practitioner/client scale as well as collection commission which the Bank may incur prior to instituting action and instructing action for the recovery of any amount(s) due to it, will be recoverable by the Bank, on demand, from the Borrower.

14.4	In the event of a default on any facility or amount advanced to the Borrower, the Bank reserves the right to inspect all books and records of the Borrower at the Borrower’s premises or otherwise situated.

14.5	The Bank shall be entitled in its sole and absolute discretion and without notice to the Borrower to combine or consolidate any outstanding principal or interest on the facility with any other accounts which the Borrower maintains with the Bank and set off or transfer any money standing to the credit of the Borrower’s accounts in or towards the satisfaction of the Borrower’s liability to the Bank in respect of the facility. It is further agreed that the Bank’s right to set off extends to accounts or amounts in different currencies.

14.6	The Bank shall have the right to set-off balances with the Borrower’s related companies.

14.7	The Borrower hereby acknowledges and authorises the collection, processing, disclosing, sharing and transferring of information pertaining to the Borrower and its related parties to and from any credit reference agencies. The Borrower also agrees that the credit reference bureaus may in turn make the Borrower’s records and details available to other credit granters.

15.	Domicilia

15.1	Each of the parties chooses domicilium citandi et executandi (“domicilium”) for the purposes of the giving of any notice, the payment of any sum, the serving of any process and for any other purpose arising from this Agreement as follows -

15.1.1	The Borrower:	Bulawayo Mining Company
Old Esigodini /Tuli Road
BULAWAYO

	Phone number:	+263 263242-369 932

	The Bank:	African Banking Corporation of Zimbabwe Limited 1 Endeavour Crescent Mt Pleasant
HARARE

	Phone number:	+263 242 - 369932

15.2	Each of the Parties shall be entitled from time to time, by written notice to the other, to vary its domicilium to any other address in Zimbabwe.

15.3	Any notice given and any payment made by any party to the other (“the addressee”) which -

15.3.1	is delivered by hand during normal business hours of the addressee at the addressee’s domicilium shall be rebuttably presumed to have been received by the addressee at the time of delivery;

15.3.2	is posted by prepaid registered post to the addressee at the addressee’s domicilium shall be rebuttably presumed to have been received by the addressee on the tenth day after the date of posting; and

15.3.3	is sent by telefacsimile to the addressee at the address stated in 15.1.1. shall be rebuttably presumed to have been received by the addressee on the first business day succeeding the date on which the telefacsimile is transmitted.

16.	Law and Jurisdiction

16.1	This Agreement will be governed and construed in accordance with the laws of Zimbabwe.

16.2	The Parties hereby consent to the jurisdiction of the High Court of Zimbabwe at Harare in respect of disputes or differences which may any time hereafter, whether during the continuance in effect of this Agreement or upon or after its discharge, arise between the parties hereto concerning any matters specified in this Agreement.

16.3	Nothing contained in this clause shall limit the right of the Bank to take proceedings against the Borrower in any other Court of competent jurisdiction, nor shall the taking of proceedings in one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

16.4	The Borrower irrevocably agrees that any judgement in any proceedings brought in any Court pursuant to Clause 16.3 shall be conclusive and binding on it and may be enforced in any other Courts having jurisdiction over it.

17.	No Immunity

In any proceedings taken in any jurisdiction in relation hereunder, the Borrower shall not be entitled to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process.

18.	Successors and Assigns

This Agreement shall be binding upon and inure to the benefit of the Bank and the Borrower and their respective successors and permitted assigns and references to either of them in this Agreement or the Securities in clause 8 shall be construed accordingly.

The Borrower may not assign cede, delegate or transfer any of its rights and/or obligations under this Agreement or the Securities referred to in clause 8 without the prior written approval of the Bank. The Bank may assign, novate, transfer all or any of its rights and/or obligations under this Agreement and under any of the Securities referred to in clause 8 without the consent of the Borrower.

19.	Waiver

No failure or delay by the Bank in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise or enforcement of any right, power or remedy. The rights and remedies of the Bank under this Agreement are cumulative and not exclusive of any right or remedy provided by law.

Severability

Any clause or part of this Agreement, which may for whatever reason be invalid or unenforceable in law, shall be severable from the Agreement without affecting the validity and enforceability of the remainder of the Agreement.

20.	No Prior Agreement

This Agreement, as of the date of signature of acceptance thereof by the Borrower, represents the entire agreement between the Borrower and the Bank and consequently supersedes prior agreements or understandings, either oral or written, exchanged or delivered during negotiations leading up to this Agreement.

21.	Variation

Save for instances where variation is otherwise provided for in this Agreement, no variation shall be of any force or effect unless reduced to writing and signed for by both parties and any waiver of any default shall only be effective if made in writing and signed by the Bank.

22.	Expiry Date of Facility

The facility granted under this Agreement represents a line of credit and not a legal commitment to lend and unless previously withdrawn by the Bank or previously extended, it will expire as follows:

22.1.1	Twenty-four (24) months from the date of drawdown for the Term Loan Facility of USD2,500,000 (United States Dollars Two Million Five Hundred Thousand Dollars Only)

22.1.2	31 July 2026 for the Overdraft Facility of USD 1,000,000 (United States Dollars One Million);

22.1.3	Twelve (12) months from the date of initial drawdown for the Promissory Notes Facility for USD1,500,000 (United States Dollars One Million Five Hundred Thousand Only);

22.1.4	31 March 2028 for the current term loan facility for USD3,453,186 (United States Dollars Three Million Four Hundred and Fifty-Three Thousand One Hundred and Eighty-Six Only).

On which dates all monies due hereunder must be repaid.

In the event of any monies due remaining unpaid after the expiry date, the Bank reserves its right to institute legal action in terms of this Agreement for the recovery of the same. Any accommodation or indulgences which may be made by the Bank shall not be regarded as a waiver of such right or any other right under this Agreement.

23.	Change of Law or Circumstance

If, after granting the facility, the law changes such that it becomes unlawful to maintain the facility, the Borrower will immediately repay in full the amounts due to the Bank including charges.

24.	Acceptance

The Borrower shall signify its accord to the terms and conditions set out herein by having the enclosed copy of this letter signed by an authorised signatory and submit the letter, so signed, together with a signed copy of the resolution of the Board of Directors of the Borrower attached hereto, to the Bank on or before 30 October 2025.

25.	Electronic Signatures

Should this agreement be signed off electronically.

25.1	Each party agrees that either signatory and their respective witnesses may sign this Agreement using electronic signatures, whether digital or encrypted and such electronic signatures shall have the same force and effect as though such signatures had been appended physically onto the Agreement. Provided that the signature is identical to that which is provided to the Bank as the Borrower’s specimen signature upon account opening.

25.2	Delivery of a copy of this Agreement or any other document contemplated hereby bearing an original or electronic signature by facsimile transmission (whether directly from one facsimile device to another by means of a dial-up connection or whether mediated by the worldwide web), by electronic mail in “portable document format” (“pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original or electronic signature.

25.3	The parties further agree that this Agreement shall not be denied legal effect, validity or enforceability solely on the ground that this Agreement has been signed electronically or transmitted electronically. The Borrower indemnifies and holds the Bank harmless of any loss or claim arising as a result of the Bank’s use of this Agreement or other documents incidental hereto that have been executed electronically.

27	ANTI-BRIBERY, ANTI-MONEY LAUNDERING AND ANTI-TERRORISM

27.1	Each Party warrants that it shall use its best endeavours to ensure compliance with, among other things, anti-corruption, anti-money laundering and anti- terrorism laws and best practices, and it shall set up internal structures and procedures to track, prevent and detect such violations including breaches of all such laws, regulations and conventions. Each Party further warrants that it shall not engage in any criminal activity nor assist, aid, hide or divert the funds from any criminal activity whatsoever.

27.2	The Borrower further acknowledges that BancABC and its Affiliates are subject to an Anti-Bribery and Corruption Policy. The Borrower agrees to comply with such Anti Bribery and Corruption Policy as BancABC may communicate from time to time as well as all relevant laws applicable to the prevention and combating of bribery and corruption. In addition, the Borrower shall ensure that it shall not:

27.2.1	engage in bribery or corrupt activities;

27.2.2	offer gifts to any third party, whether directly or indirectly through third parties, in an attempt to influence the person receiving the gift; make improper payments to governments or regulatory authorities with the view to facilitating or expediting the performance of governmental or regulatory action which are in any way related to this Agreement; or

27.2.3	accept from BancABC, its third-party counterparts, Affiliates, or Staff, gifts/hospitality, whether directly or indirectly, that are aimed at influencing the person receiving the gifts/hospitality.

27.2.4	The Borrower shall maintain an Anti-Corruptive Practices policy and ensure that it does not engage in any corruption and bribery activities. The Borrower shall ensure that all cash deposits are from legitimate sources and undertakes not to engage in any unlawful activities.

27.3	The Borrower shall report in writing to BancABC as soon as is reasonably possible any event as described above.

Yours faithfully

For and on behalf of AFRICAN BANKING CORPORATION OF ZIMBABWE LIMITED

/s/ Rufaro Muzangaza	/s/ Tichawona Zuze
RUFARO MUZANGAZA	TICHAWONA ZUZE
CREDIT DEPARTMENT	CORPORATE BANKING

We, BULAWAYO MINING COMPANY (PRIVATE) LIMITED, hereby confirm our accord with the terms and conditions of the aforegoing offer and undertake to carry all of the obligations set out therein. We enclose a certified extract of the minutes of our Board Meeting held on                                                   authorizing the entry into the Agreement and authorising the undersigned signatories to operate the facility under the Agreement,

For and on behalf of BUlAWAYO MINING COMPANY (PRIVATE) LIMITED

/s/ Kimbton Chiota	/s/ Tavepi Dafana
KIMBTON CHIOTA	TAVEPI DAFANA
MANAGING DIRECTOR	FINANCE DIRECTOR

20/10/2025	20/10/2025
Date	Date

Witnesses:

/s/ George Mutsa Museta	/s/ Tadiwanashe Kamwara
Signature	Signature

GEORGE MUTSA MUSETA	TADIWANASHE KAMWARA
Name	Name

Exhibit 10.2

COMPANY

AFRICAN BANKING CORPORATION OF ZIMBABWE LIMITED

(REGISTERED COMMERCIAL BANK)

LIMITED GUARANTEE US$8,453,186.11

To:	AFRICAN BANKING CORPORATION OF ZIMBABWE LIMITED

In consideration of AFRICAN BANKING CORPORATION OF ZIMBABWE LIMITED (hereinafter called “the Bank”) allowing BULAWAYO MINING COMPANY (PRIVATE) LIMITED (hereinafter called “the Debtor”) certain banking facilities, and subject to the conditions hereinafter mentioned, We, NAMIB MINERALS LIMITED do hereby interpose and jointly and severally guarantee and bind ourselves to the said Bank as sureties and co-principal debtors in solidium for the repayment on demand of all such sum or sums of money as the said Debtor may now or from time to time hereafter owe or be indebted to the said Bank, its successors or assigns, whether such indebtedness be incurred by the said Debtor in its own name or in the name of any firm in which it may be trading whether solely or jointly with others in partnership or otherwise, and whether such indebtedness arise from money already advanced or hereafter to be advanced, or credit facilities granted or to be granted, or from promissory notes or bills of exchange or other securities or documents already or hereafter to be made, accepted, endorsed or discounted, or by virtue of any individual or joint suretyship, or guarantee or bond, or otherwise howsoever incurred, including interest, discount, stamps, and all other necessary or usual charges and expenses including legal practitioner and client costs and collection commission which the Bank may incur in the process of enforcing its rights in terms hereof.

This guarantee shall be a continuing cover and guarantee for and in respect of the capital sum of US$8,453,186.11 (United States Dollar Eight Million Four Hundred and Fifty Three Thousand One Hundred and Eight Six and Eleven Cents Only), including accrued interest up to date of payment and any sums of money which may now be unpaid, due and owing and which shall hereafter be or become due and owing by the Debtor from time to time, howsoever and whensoever such indebtedness incurred and on whichsoever account, and whether owed solely or jointly, and whether contingent or presently due.

This guarantee shall not be considered as satisfied or discharged by any fluctuation or temporary extinction of indebtedness or intermediate settlement thereof or satisfaction of the whole part of any sum or sums of money owing as aforesaid but shall constitute and be a continuing guarantee and cover for any sum or sums of money which shall for the time being constitute the balance due from the Debtor to the Bank on any such account or for any such matter or thing as hereinbefore mentioned.

As a continuing cover, this guarantee shall remain in full force and effect notwithstanding any legal disability of the Guarantor until three (3) months from the date when written notice shall have been received from the Guarantor, liquidator, or other legal representatives as the case may be, to discontinue it. The liability of the Guarantor, shall continue to exist to the extent of all such sums of money and liabilities outstanding at the close of day fixed for discontinuance (including liabilities not yet accrued at the close of the day fixed for discontinuance together with interest, costs and other bankers’ charges as aforesaid) until payment in full is received.

It is agreed that it shall always be in the discretion of the Bank as to the extent, nature and duration of the facilities to be allowed to the Debtor and, that all admissions or acknowledgements of indebtedness by the Debtor shall be binding on the Guarantor and that any money paid to the Bank under this guarantee shall be treated as cash security held by the Bank until the Bank has recovered the full indebtedness of the Debtor or for as long as the Bank shall deem fit and the Guarantor hereby irrevocably authorises the Bank to apply any monies received by it as aforesaid to such debt or debts of the said Debtor as and when the Bank in its discretion deems fit.

The Guarantor hereby agrees that any certificate signed by an appropriate officer or executive or any person duly authorised on the Bank’s behalf shall be prima facie evidence of the nature character and amount of all sums for the time being due or owing to the Bank from the Debtor and the onus shall be on the Guarantor to disprove the accuracy of such certificate.

This guarantee shall be in addition to and shall not prejudice or affect and shall not be in any way prejudiced or affected by any collateral or other security now or hereafter held or to be held by the Bank for past or future advances. The Bank reserves to itself the right to take, vary, exchange or release such securities, or to renew bills without prejudice to the guarantee.

This guarantee shall remain in full force and the Guarantor hereby accepts that it shall remain so notwithstanding the full discharge of the sums secured by this guarantee or the release of any security held thereof.

If this guarantee is executed by two or more parties they shall be jointly and severally liable hereunder and the word “Guarantor” wherever used herein shall be construed to refer to each of such parties separately in the same manner and with the same effect as if each of them has signed separate guarantees and in any such case this guarantee shall not be revoked or impaired by reason of one or more of such parties’ death, incapacity or liquidation or insolvency in respect of the remainder. The Bank shall be at liberty to release or discharge any one or more of such parties from liability under this guarantee or to accept any composition from or make any other arrangements with any such parties without thereby releasing or discharging any other party hereto or otherwise prejudicing or affecting the Bank’s rights and remedies against any such party.

This guarantee excludes the Guarantor’s right to set-off any claim it may have against the Bank against his liability under this guarantee.

Any change in the identity of the Bank or Debtor, in particular by reason of absorption or amalgamation shall not revoke the guarantee as to future advances and where the guaranteeing entity or the principal Debtor is a partnership, or other unincorporated association, the guarantee will remain effective notwithstanding a change in its constitution

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Not-withstanding the death, insolvency or liquidation of the Debtor this guarantee shall apply to all sums due or which would have been due to the Bank if the death had taken place or the insolvency or liquidation had begun at the time of receipt by the Bank of notice thereof.

The Guarantor further declares that its liabilities hereunder and consequently the rights of the Bank in respect thereof shall not be prejudiced by the Bank taking any of the following actions (without the consent of and without consulting the Guarantor);

a.)	adding to or deviating or subtracting from or varying in any way whatsoever, materially or otherwise, or determining or novating any contract, relationship, dealing or transaction whatsoever with or of the Debtor or any other person;

Or,

b.)	granting extension of time for payment whether before or after due date or delaying enforcement or granting any other indulgence to or making any other arrangements whatsoever with or accepting any composition from or compromise with the Debtor or any other person or persons, corporation or corporations;

Or,

c.)	failing omitting or neglecting to accept any tender or payment, or by allowing the prescription of any indebtedness or right as against the debtor.

The receipt by the Bank from the Debtor or his estate of any payment by way of compromise or as a dividend, in assignment, insolvency, judicial management or liquidation as the case may be; and the exercise by the Bank of Creditors voting and other rights in the estate of the Debtor, or in respect of any scheme of arrangement or composition or the signing of a deed of assignment, shall not in any way absolve the Guarantor nor prejudice the Bank’s rights in terms hereof.

The Guarantor renounces the benefits of cession of actions and the benefits of excursion and division.

This guarantee shall not be withdrawn nor shall guarantors be released from their obligations thereunder by reason of any verbal or alleged verbal consent thereto. Any release and/or discharge of this guarantee may only be given by the Bank in writing and any verbal releases shall have no force or effect whatsoever unless and until reduced to writing and signed by a duly authorised representative of the Bank.

The Bank may at its sole discretion in respect of claims or other matters in dispute, which exceed in value the jurisdiction of the Magistrate’s Court, institute proceedings in the High Court or in any appropriate Magistrate’s Court or subordinate Court. If the Bank decides to institute proceedings in a Magistrate Court in Zimbabwe, the Debtor and Guarantor hereby consent thereto in terms of the Magistrate’s Court Act [Chapter 7:10] or any legislation that may in future be substituted for this enactment.

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For all purposes arising out of this guarantee, the Guarantor hereby chooses Domicilium Citandi Et Executandi in at 71, Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106

All legal proceedings whatsoever arising out of or in respect of this guarantee shall be subject to the jurisdiction of the Courts of Zimbabwe and the terms and conditions hereof shall be interpreted in accordance with the laws of Zimbabwe.

Executed at ___________________ on this 20th day of October 2025 in the presence of the undersigned witness.

/s/ Ibrahima TALL	/s/ Tulani Sikwila
Authorised Signatory	Authorised Signatory

Ibrahima TALL	Tulani Sikwila
Name	Name

AS WITNESS

Tadiwanashe Kamwara	/s/ Tadiwanashe Kamwara
1. Name	Signature

George Museta	/s/ George Museta
2. Name	Signature

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